FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: May 31, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

May 31, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON ANNOUNCES THAT IT DOES NOT INTEND TO PURSUE

THE COEUR D’ALENE MINES PROPOSAL AND CONFIRMS ITS

RECOMMENDATION THAT SHAREHOLDERS VOTE FOR THE

COMBINATION WITH IAMGOLD

The Board of Directors of Wheaton River Minerals Ltd. (“Wheaton”) today announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the proposal delivered to it by Coeur d’Alene Mines Corporation (“CDE”) on May 27, 2004 for the following reasons:

●

The combination with IAMGold continues to offer the best prospects for long term value.

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CDE has a history of losses and negative operating cash flow.

●

The CDE proposal is dilutive to cash flow, earnings and net asset value per share.

●

The CDE proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten CDE’s silver premium.

●

The CDE proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

●

The CDE proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold

The Board also announced that the shareholders meeting to approve the business combination with IAMGold Corporation (“IAMGold”) will proceed as scheduled on June 8, 2004 and unanimously confirmed its recommendation that Wheaton shareholders vote in favour of the business combination with IAMGold.  Wheaton also understands that the Board of IAMGold has determined not to pursue the highly conditional offer received from Golden Star Resources Ltd. and that IAMGold’s Board will be confirming its recommendation that IAMGold shareholders vote in favour of the Wheaton/IAMGold combination.

Wheaton believes that its shareholders should continue to have the right to consider and vote upon the IAMGold business combination at Wheaton’s shareholders meeting on June 8, 2004.

Ian Telfer, Chairman and CEO of Wheaton, stated that “Wheaton continues to believe that the IAMGold transaction is the best alternative for creating long term shareholder value. We entered into the transaction with IAMGold as we believed that the strategic benefits to both Wheaton and IAMGold are significant. We continue to believe that this is so and are pleased that IAMGold has confirmed its determination to proceed with the combination”.

●

The combination with IAMGold continues to offer the best prospects for long term value.

The Board of Wheaton believes that the IAMGold business combination continues to offer the best prospects for long-term value.  The Wheaton Board believes that the IAMGold business combination affords Wheaton shareholders a superior opportunity to participate in a leading low cost gold producer which is well positioned for internal growth and has the financial strength and flexibility to take advantage of consolidation and acquisition opportunities.  The Wheaton Board does not believe that the CDE proposal creates the same strategic benefits for Wheaton or its shareholders.

●

CDE has a history of losses and negative operating cash flow.

CDE has incurred losses in each of the past five years and has publicly stated that its earnings are not sufficient to cover its fixed charges. In the last 33 quarters, from March 31, 1996 to March 31, 2004, CDE had a total of US$572 million in accumulated losses.  In contrast, Wheaton accumulated US$95 million in earnings and is earnings positive during the last nine consecutive quarters. Further, CDE has had negative operating cash flow in each of the past three years, notwithstanding rising precious metal prices during that period. In contrast, Wheaton’s cash flow and earnings have been extremely robust, reflecting its ability to extract full value from rising precious metal prices. Similar to Wheaton, IAMGold has a history of positive earnings and the IAMGold transaction is a more attractive fit in terms of earnings consistency.

●

The CDE proposal is dilutive to cash flow, earnings and net asset value per share.

On all key metrics including net asset value, cash flow and earnings per share the CDE proposal would be extremely dilutive to Wheaton and its shareholders.

●

The CDE proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten CDE’s silver premium.

Wheaton believes that a merged CDE/Wheaton will not enjoy the current silver premium multiple applied to CDE as it is a predominately silver company.  If CDE does not continue to trade at silver company NAV multiples, the value of the share consideration in CDE’s proposal to Wheaton shareholders will likely decrease.

●

The CDE proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

Wheaton believes that CDE’s estimated closing date of September 30, 2004 is aggressive and is more likely to take significantly longer to complete. The combination with IAMGold is scheduled to be completed on or about June 15, 2004.

●

The CDE proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold

Under the Arrangement Agreement, neither Wheaton nor IAMGold is permitted to negotiate in respect of a competing proposal unless the proposal constitutes a “Superior Proposal”. In the case of Wheaton, the CDE proposal would have to deliver value to the Wheaton shareholders of Cdn$5.40 or greater in order for it to constitute a Superior Proposal. The CDE proposal does not do so.

The threshold for a competing proposal was set at this level in recognition of the fact that the combination with IAMGold is being undertaken for strategic reasons.

Summary of the Wheaton/IAMGold Business Combination

IAMGold and Wheaton announced a business combination to be completed by way of a Plan of Arrangement whereby each Wheaton common share will be exchanged for 0.55 of an IAMGold common share. All outstanding warrants of Wheaton will be exercisable on similar share exchange terms as offered by IAMGold for Wheaton’s common shares (for example 100 Wheaton warrants with a C$1.65 strike price expiring on May 30, 2007 would be exercisable for 55 IAMGold common shares with a C$3.00 strike price expiring on May 30, 2007). The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. The new company is to be named AXIOM Gold Corporation (“AXIOM”). Shareholder of each company will be asked to approve the proposed business combination between IAMGold and Wheaton at shareholder meetings to be held on June 8, 2004 commencing at 11:00 a.m. EST at the Design Exchange, Toronto, Ontario, Canada.

The new company was created based on the ‘axiom’ (a statement universally accepted as true) that for a business to deliver long-term sustainable benefits to its stakeholders, including its shareholders and the communities in which it works, it must generate strong and sustainable cash flow. AXIOM will be unique among its gold mining industry peers in its ability to deliver on this objective, a result of: (i) its compelling balance of consistent, strong cash flow derived from its attractive, geographically and politically diverse operating interests in seven gold mines located in the Americas, West Africa and Australia; (ii) the potential of its two near-term development projects; (iii) its portfolio of exploration properties and joint ventures; and (iv) its strong balance sheet, cash position and cash flow generating potential that enables it to continue to grow by investing in a balance of acquisitions of gold mining and/or development companies or assets, project development and exploration.

AXIOM’s forecast, annualized 2004 production will be 1.0 million gold equivalent ounces, plus exposure to copper production. Three mines, including the Sadiola mine in Mali, Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to annual production rates, cash operating costs and reserves and resources and are operated by some of the most respected companies and management teams in the industry and are coupled by AXIOM’s strong and consistent, solely owned and operated Luismin mines in Mexico and the Peak mine in Australia. The combined company’s forecast 2004 gold equivalent cash operating costs are estimated to total less than US$100 per ounce. AXIOM will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

AXIOM will have an attractive balance of immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006 at low cash operating costs. In addition, AXIOM will have a large portfolio of exploration projects in the Americas and West Africa.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Investors and securities holders should refer to the respective annual information forms of IAMGold and Wheaton, each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.  United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the SEC does not recognize them.  Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.  Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.